Filed pursuant to Rule 433
Registration No. 333-134553

LEHMAN BROTHERS HOLDINGS INC.

8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q

FINAL TERM SHEET

This free writing prospectus relates only to the offering of 8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q (the “Preferred Stock”) and should be read together with the preliminary prospectus supplement dated June 9, 2008 relating to the Preferred Stock, including the documents incorporated by reference therein and the base prospectus dated May 30, 2006, both filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-134553. In addition to this offering of Preferred Stock, Lehman Brothers Holdings Inc. is concurrently offering shares of its common stock (the “Common Stock”).  The Common Stock and the Preferred Stock are each offered pursuant to separate prospectus supplements.  The completion of the offering of the Preferred Stock is not conditioned upon the completion of the concurrent offering of the Common Stock and the completion of the offering of the Common Stock is not conditioned upon the completion of the offering of the Preferred Stock.

Issuer:	Lehman Brothers Holdings Inc., a Delaware corporation.
Security:	8.75% Non-Cumulative Mandatory Convertible Preferred Stock, Series Q.
Number of Shares Issued:	2,000,000 shares of Preferred Stock.
Over-allotment Option:	None.
Liquidation Preference:	$1,000 per share of Preferred Stock or $2,000,000,000 aggregate liquidation preference.
Dividend Rate:	8.75% per annum on a non-cumulative basis.
Dividend Payment Dates:	Quarterly in arrears, if declared by the Issuer’s board of directors on each January 1, April 1, July 1, and October 1 of each year, beginning October 1, 2008, through and including July 1, 2011.
Day Count:	30/360.
Redemption:	The Preferred Stock will not be redeemable.
Mandatory Conversion Date:	July 1, 2011.
Initial Price (subject to adjustment):	$28.00.
Threshold Appreciation Price (subject to adjustment):	$33.04 (represents an approximately 18% appreciation over the Initial Price).
Mandatory Conversion Rate (subject to adjustment):

If the applicable market value (as defined in the preliminary prospectus supplement relating to the Preferred Stock) of the Issuer’s Common Stock is greater than the threshold appreciation price, then the mandatory conversion rate will be 30.2663 shares of the Issuer’s Common Stock per share of Preferred Stock (the “minimum conversion rate”), which is equal to $1,000 divided by the threshold appreciation price.

If the applicable market value of the Issuer’s Common Stock is less than or equal to the threshold appreciation price but greater than or equal to the Initial Price, then the mandatory conversion rate will be $1,000 divided by the applicable market value.

If the applicable market value of the Issuer’s Common Stock is less than the Initial Price, then the mandatory conversion rate will be 35.7142 shares of the Issuer’s Common Stock per share of the Issuer’s Preferred Stock (the “maximum conversion rate”), which is equal to $1,000 divided by the Initial Price.

Conversion at Option of Holder other than During a Cash Acquisition Conversion Period (subject to adjustment):

Holders have the right to convert their shares of Preferred Stock, in whole or in part, at any time prior to the Mandatory Conversion Date into shares of the Issuer’s Common Stock at a minimum conversion rate of 30.2663 shares of Common Stock per share of Preferred Stock.

Cash Acquisition Conversion Rate (subject to adjustment):

If a cash acquisition (as defined in the preliminary prospectus supplement relating to the Preferred Stock) occurs, holders of the Preferred Stock will have the right to convert their shares of Preferred Stock, in whole or in part, into shares of Common Stock at the cash acquisition conversion rate that will be determined by reference to the following table:

Stock Price

Effective Date	$10.00	$20.00	$28.00	$30.00	$33.04	$40.00	$50.00	$60.00	$70.00	$80.00	$100.00	$120.00	$140.00
June 12, 2008	24.5134	26.4225	26.9376	27.0453	27.1979	27.5133	27.8888	28.1950	28.4382	28.6318	28.9206	29.1149	29.2517
July 1, 2009	28.4157	28.6695	28.5077	28.5005	28.5072	28.5858	28.7612	28.9422	29.1024	29.2337	29.4257	29.5504	29.6361
July 1, 2010	32.4535	31.4363	30.3448	30.1656	29.9585	29.7043	29.6297	29.6783	29.7463	29.8069	29.8912	29.9424	29.9754
July 1, 2011	35.7142	35.7142	35.7142	33.3333	30.2663	30.2663	30.2663	30.2663	30.2663	30.2663	30.2663	30.2663	30.2663

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If the stock price (as defined in the preliminary prospectus supplement relating to the Preferred Stock) is in excess of $140.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the minimum conversion rate.

•	If the stock price is less than $10.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the maximum conversion rate.

•

In addition, upon conversion in connection with a cash acquisition, holders will have the right to receive an amount in cash equal to any declared and unpaid dividends for the dividend period in which the conversion upon such cash acquisition occurs to but excluding the cash acquisition conversion date and the cash acquisition dividend make-whole payment (as defined in the preliminary prospectus supplement relating to the Preferred Stock).

Cash Acquisition Dividend Make-Whole Payment:	For purposes of calculating the cash acquisition dividend make-whole amount, the present value of the remaining dividend payments will be computed using a discount rate equal to 6.25%.
Expected Ratings:	A3/Investment Grade/A (Moody’s / S&P / Fitch).[1]
Initial Public Offering Price:	$1,000 per share of Preferred Stock.
Net proceeds to Issuer (after underwriting discounts and estimated offering expenses):	Approximately $1.9 billion.
Pricing Date:	June 9, 2008.
Settlement Date:	June 12, 2008 (T+3).
Listing:	The Preferred Stock will not be listed on any securities exchange or included in any automated quotation system. Our Common Stock is listed on the New York Stock Exchange under the symbol “LEH.”
CUSIP/ISIN:	52520W 218/US52520W2180.
Underwriter:	Lehman Brothers Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

1 A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, hold or sell securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  Each rating should be evaluated independently of any other rating.  These expected ratings are preliminary and are subject to change after the issuance of the Preferred Stock.